

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2010

Mr. John J. Quicke
President and Chief Executive Officer
Del Global Technologies Corporation
100 Pine Aire Drive
Bay Shore, New York 11706

> **Re:** **Del Global Technologies Corporation**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed September 8, 2010**
> **File No. 333-166867**

Dear Mr. Quicke:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Limitation on Ability to Exercise Rights, page 3

1.   We note your response to prior comment 2 and reissue the comment with respect to your added disclosure in this section. Revise to clarify, if true, that shareholders must make the representation in the second bullet or follow the alternative procedures set forth in the third, fourth and fifth bullets.

By participating in this offering and executing…, page 16

2.   Note that the reference in the first sentence of the penultimate paragraph of this section is not clear. Please revise to clarify, if true, that you will only reduce the amount of an oversubscription exercise by the minimum amount necessary to preserve your NOLs and

capital loss carryforwards against future taxable income. Make corresponding clarifying changes to your disclosure in:

- fifth bullet under "Limitation on Ability to Exercise Rights" on page 3;
- the second-to-last sentence on page 16;
- "Protection Mechanics" on page 24;
- the eight bullet of exhibit 99.1;
- the fourth-to-last sentence of the fourth bullet of exhibit 99.3;
- the fourth-to-last sentence of the third paragraph of exhibit 99.4;
- the fourth-to-last sentence of the third paragraph of exhibit 99.5; and
- elsewhere as appropriate.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Louis Rambo at (202) 551-3289 or Daniel Morris, Special Counsel, at (202) 551-3314 with any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (fax):   Steven Wolosky
               Jeffrey S. Spindler
               Olshan Grundman Frome Rosenzweig & Wolosky LLP